ECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For December 2018

Commission File Number 0-28800

______________________

DRDGOLD Limited

1 Sixty Jan Smuts Building, 2nd Floor-North Tower

160 Jan Smuts Avenue, Rosebank

 South Africa, 2196

(Address of principal executive offices)

______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No ☑

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of December 2018, incorporated by reference herein:

Exhibit

99.1     Release dated November 30, 2018, “RESULTS OF ANNUAL GENERAL MEETING AND CHANGES TO THE BOARD OF DIRECTORS”

99.2     Release dated December 3, 2018, FAR WEST GOLD RECOVERIES, PHASE 1: EARLY-STAGE COMMISSIONING IN PROGRESS.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: December 3, 2018                                       By: /s/ Riaan Davel

                                                                                        Name: Riaan Davel

                                                                                        Title: Chief Financial Officer

Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

JSE share code: DRD

ISIN: ZAE000058723

NYSE trading symbol: DRD

(“DRDGOLD” or the “Company”)

RESULTS OF ANNUAL GENERAL MEETING AND CHANGES TO THE BOARD OF DIRECTORS

DRDGOLD shareholders (“Shareholders”) are advised that at the annual general meeting (“AGM”) of shareholders held on Friday, 30 November 2018, all the ordinary and special resolutions, as set out in the notice of AGM dated 24 October 2018, were approved by the requisite majority of Shareholders present or represented by proxy at the AGM. Further details regarding the voting results for each of the resolutions are contained below.

APPOINTMENT OF A NON-EXECUTIVE DIRECTOR

In compliance with paragraph 3.59(a) of the JSE Limited Listings Requirements, Shareholders are advised that Mr. Jean Johannes Nel has been appointed as a non-executive director to the Company, with immediate effect, following the conclusion of the AGM.

Mr Nel holds an accounting degree from the University of Stellenbosch and is a qualified Chartered Accountant (SA). Mr Nel is currently a non-executive director of Mimosa Investments Limited, which owns the Mimosa platinum mine in Zimbabwe, and Northam Platinum Limited. Mr Nel previously served as the Chief Executive Officer of Aquarius Platinum Limited (“Aquarius Platinum”) from 2012 to 2016, and following the acquisition of Aquarius Platinum by Sibanye Gold Limited (trading as Sibanye-Stillwater) (“Sibanye-Stillwater”), Mr Nel served as the Chief Executive Officer of the Platinum Division of Sibanye-Stillwater until January 2017.

The board of directors of the Company welcomes Mr Nel and looks forward to working with him going forward.

RESULTS OF ANNUAL GENERAL MEETING

All resolutions proposed at the AGM, together with the number and percentage of shares voted, the percentage of shares abstained, as well as the percentage of votes carried for and against each resolution, are as follows:

Ordinary resolution number 1: Reappointment of KPMG Inc. as the independent auditors of the Company

Shares Voted 553 642 755 79.50%	Abstained 0.05%	For 98.91%	Against 1.09%

Ordinary resolution number 2: Election of Mr Jean Johannes Nel as a director of the Company

Shares Voted 553 434 555 79.47%	Abstained 0.08%	For 99.44%	Against 0.56%

Ordinary resolution number 3: Re-election of Mr Johan Holtzhausen as a director of the Company

Shares Voted 553 486 295 79.47%	Abstained 0.07%	For 99.87%	Against 0.13%

Ordinary resolution number 4: Re-election of Mr Niel Pretorius as a director of the Company

Shares Voted 553 482 875 79.47%	Abstained 0.07%	For 99.82%	Against 0.18%

Ordinary resolution number 5: Re-election of Mrs Toko Mnyango as a director of the Company

Shares Voted 553 464 805 79.47%	Abstained 0.07%	For 99.86%	Against 0.14%

Ordinary resolution number 6: General authority to issue securities for cash

Shares Voted 553 005 675 79.41%	Abstained 0.14%	For 92.43%	Against 7.57%

Ordinary resolution numbers 7.1 – 7.3: Election of Audit Committee members

Ordinary resolution number 7.1: Election of Mr Johan Holtzhausen – Chairman

Shares Voted 553 458 035 79.47%	Abstained 0.07%	For 99.88%	Against 0.12%

Ordinary resolution number 7.2: Election of Mr Edmund Jeneker

Shares Voted 553 432 225 79.47%	Abstained 0.08%	For 99.83%	Against 0.17%

Ordinary resolution number 7.3: Election of Mrs Toko Mnyango

Shares Voted 553 443 685 79.47%	Abstained 0.07%	For 99.87%	Against 0.13%

Ordinary resolution number 8: Endorsement of the Remuneration Policy

Shares Voted 552 133 449 79.28%	Abstained 0.26%	For 82.37%	Against 17.63%

Ordinary resolution number 9: Endorsement of the Implementation Report

Shares Voted 552 153 239 79.28%	Abstained 0.26%	For 99.83%	Against 0.17%

Ordinary resolution number 10: Authority for the directors to sign all required documents

Shares Voted 553 432 735 79.47%	Abstained 0.08%	For 99.89%	Against 0.11%

Special resolution number 1: General authority to repurchase issued securities

Shares Voted 553 572 385 79.49%	Abstained 0.06%	For 99.79%	Against 0.21%

Special resolution number 2: General authority to provide financial assistance in terms of sections 44 and 45 of the Companies Act

Shares Voted 552 496 525 79.33%	Abstained 0.21%	For 99.58%	Against 0.42%

Notes

-        Percentages of shares voted are calculated in relation to the total issued share capital of DRDGOLD.

-        Percentages of shares voted for and against are calculated in relation to the total number of shares voted for each resolution.

-        Abstentions are calculated as a percentage in relation to the total issued share capital of DRDGOLD.

Johannesburg

30 November 2018

Sponsor

One Capital

Exhibit 99.2

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

JSE share code: DRD

ISIN: ZAE000058723

NYSE trading symbol: DRD

(“DRDGOLD” or the “Company”)

FAR WEST GOLD RECOVERIES, PHASE 1: EARLY-STAGE COMMISSIONING IN PROGRESS

DRDGOLD is pleased to advise shareholders that the commissioning of the Far West Gold Recoveries project, previously the West Rand Tailings Retreatment Project is set to start on 6 December 2018 with the pumping of reclaimed tailings into the carbon-in-leach circuit, just four months into the construction of Phase 1. Far West Gold Recoveries was acquired from Sibanye Gold Limited, trading as Sibanye-Stillwater, at the end of July 2018.

DRDGOLD’s CEO, Niël Pretorius, commented: “The project is on track to achieve full production of 500 000tpm from Phase 1 in the first quarter of 2019.”

As part of early-stage commissioning, face has been established at the Driefontein 5 tailings dam reclamation site, from which pumping of reclaimed tailings through a new 2km pipeline to the Driefontein 2 plant is set to begin. A parallel pipeline to return water from the plant to the reclamation site has been completed.

Work to upgrade the plant’s retreatment capacity is well advanced, with carbon loading – also part of the overall commissioning process – set to begin immediately.

An 8km pipeline to transport retreated tailings from the plant for cyclone deposition on the Driefontein 4 tailings dam and a parallel return water pipeline from the deposition site to the plant have also been completed.

Johannesburg

3 December 2018

Sponsor

One Capital